EXHIBIT 6

Dear               ,

We hope this email finds you well.

As you may be aware, the EGM for Siliconware Precision Industries Co., Ltd. (NADAQ: SPIL) will take place on October 15, 2015.

We would like to highlight for you that under the Deposit Agreement between SPIL and JP Morgan as the depositary of the SPIL ADSs, there are no pass through voting rights for ADS holders.

•	The SPIL Deposit Agreement adopts a “split voting” mechanism, which means that if holders of at least 51% of the ADSs outstanding at the relevant record date instruct JP Morgan to vote in a certain manner regarding a proposal, including the October 15 EGM proposals, JP Morgan will vote all outstanding ADSs in the manner so instructed.

•	If by the relevant record date JP Morgan has not received instructions from holders of at least 51% of the ADSs to vote in the same manner, then JP Morgan will appoint SPIL’s Chairman, or his designee, as proxy to vote all the shares represented by ADSs at his sole discretion, which may not be in your interest.

The SPIL EGM proposals relating to the Hon Hai deal are ill-advised and value destructive which, if approved by shareholders, will be extremely dilutive and detrimental to shareholders’ rights. We are not the only one that thinks the SPIL EGM proposals are bad for shareholders. ISS and Glass Lewis, the world’s foremost proxy advisors have recommended that you REJECT the EGM proposals.

Given the nature of the ADS split voting and the severity of the damage that shareholders may suffer if the EGM goes through, we respectfully urge you to contact JP Morgan as soon as possible, and also pass this information to other fellow SPIL ADS holders that you know of, so that you and the other fellow SPIL ADS holders can timely instruct JP Morgan to vote “AGAINST” the SPIL EGM proposals.

Please note that as a matter of market practice, custodian banks usually impose a voting cutoff date prior to shareholders’ meetings.